Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-100078) on Form S-8 of United Security Bancshares of our report dated June 24, 2021, relating to the statements of net assets available for benefits of United Security Bank Cash or Deferred Stock Ownership Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental information as of December 31, 2020, appearing in this Annual Report on Form 11-K of United Security Bank Cash or Deferred Stock Ownership Plan for the year ended December 31, 2020.

/s/ Moss Adams LLP
Spokane, WA
June 24, 2021